Filed by IPC Holdings, Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended. Subject Company: Max Capital Group Ltd. (Commission File No.: 000-33047)

IPC HOLDINGS SENDS LETTER TO VALIDUS DETAILING WHY VALIDUS

FACES SUBSTANTIAL OBSTACLES TO COMPLETE ITS EXCHANGE OFFER AND TRANSFER OF SHARES

HAMILTON, Bermuda – May 21, 2009 – IPC Holdings, Ltd. (NASDAQ: IPCR; BSX: IPCR BH) announced that, as part of its Form 14D-9 filing today with the Securities and Exchange Commission, IPC has sent a letter to Validus Holdings, Ltd. that states the following:

•	Under IPC’s Bye-Laws, Validus is unable to obtain registration as legal owner of 10% or more of IPC’s common shares pursuant to the Exchange Offer;

•

Under IPC’s Bye-Laws, Validus will be unable to exercise voting control over IPC by virtue of the voting cutback applicable to persons having more than 10% of IPC’s shares even if Validus were to receive tenders of a majority of common shares pursuant to the Exchange Offer; and

•

IPC does not accept that under Bermuda law, even if Validus were to acquire 90% beneficial ownership of IPC through Cede & Co., Validus would be entitled to compulsorily acquire the remaining minority shareholders who do not tender their shares by using Section 102 of the Bermuda Companies Act 1981.

As announced earlier today, IPC’s Board of Directors unanimously reaffirmed its recommendation of IPC’s proposed amalgamation with Max Capital Group Ltd. (NASDAQ: MXGL; BSX: MXGL BH) and recommends that IPC shareholders reject the Validus exchange offer and not tender their IPC shares to Validus. The Board also urges IPC shareholders to vote FOR the proposals related to the amalgamation with Max at the annual general meeting of shareholders on June 12, 2009.

The full text of the letter to Validus follows:

May 21, 2009

Edward J. Noonan

Chairman & Chief Executive Officer

Validus Holdings, Ltd.

Bermuda Commercial Bank Building

19 Par-La-Ville Road

Hamilton, HM 11

Bermuda

BNY Mellon Shareholders Services

Attention: Corporate Actions, 27th Floor

480 Washington Boulevard

Jersey City

NJ 07310

USA

Re:	Exchange Offer by Validus Holdings, Ltd. (“Validus”) to Acquire All Outstanding Common Shares of IPC Holdings, Ltd. (the “Company”)

Dear Sirs:

We are in receipt of a copy of your exchange offer (“the Exchange Offer”) to acquire all outstanding Common Shares (the “Common Shares”) of the Company.

We advise you that: (1) under the express provisions of the Company’s Bye-Laws, the Board of Directors of the Company is obliged to decline to register any transfer to Validus of Common Shares if they have reason to believe that the effect would be to increase the number of Validus’s Controlled Shares (as defined in the Company’s Bye-Laws) to 10% or more of the Common Shares; and (2) the Company is also obliged to apply the voting cutback applicable to Controlled Shares to any Common Shares beneficially owned by Validus in excess of 10% of Common Shares. As a result, Validus will be unable to exercise voting control over the Company even if a majority of the Common Shares is tendered to you under the Exchange Offer.

Without limitation of the foregoing, we advise BNY Mellon that, as referred to under (1) above, under the express provisions of the Company’s Bye-Laws, the Board of Directors of the Company are obliged to decline to register any transfers to Validus of Common Shares, if they have reason to believe that the effect would be to increase the number of Validus’s Controlled Shares to 10% or more of the Common Shares. As a result, Validus is unable to become the legal owner of 10% or more of the Common Shares.

We also note from the offer that you intend to use the provisions of section 102 or section 103 of the Bermuda Companies Act (“the Act”) to carry out the Second-Step Acquisition of Common Shares which are not tendered to you under the Exchange Offer. In your press release made on May 12, 2009 you stated in respect of the Common Shares currently registered in the name of Cede & Co. that you would acquire only beneficial ownership of shares tendered for exchange, that Cede & Co. would continue to be the registered owner, and no registration of transfer for such shares (“the Cede Shares”) would be necessary. In such circumstances, we do not accept that (a) the Exchange Offer is “a scheme or contract involving the transfer of shares” within the terms of section 102 of the Act, such a scheme or contract being one which provides for and requires the transfer of the legal ownership of the Common Shares; nor that (b) section 102 will apply to enable the compulsory acquisition of the Cede Shares, since such shares will not be shares “whose transfer is involved”. Furthermore we do not accept, at least as regards the Cede Shares, that you will be or become the “holder” of Cede Shares. On that basis, Validus will not be entitled to use section 102 and/or section 103 to complete the Exchange Offer.

Sincerely,

Kenneth L. Hammond

Chairman of the Board of Directors

On Behalf of the IPC Holdings Board of Directors

[end of letter]

IPC shareholders who have tendered their shares to Validus are encouraged to withdraw them. For assistance in withdrawing IPC shares tendered, shareholders should contact their broker or IPC’s information agent, Innisfree M&A at (877) 825-8621.

You can find more information about the annual general meeting of shareholders and the Max amalgamation at our website: www.ipcre.com. Please register at the site so that you will be apprised of any developments.

About IPC Holdings, Ltd.

IPC Holdings, Ltd., through its wholly-owned subsidiary IPCRe Limited, provides property catastrophe reinsurance and, to a limited extent, aviation, property-per-risk excess and other short-tail reinsurance on a worldwide basis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the definitive joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K , Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this press release should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the definitive joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this press release.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between IPC and Max. On May 7, 2009, IPC and Max filed with the SEC a definitive joint proxy statement/prospectus, which was first mailed to shareholders of IPC and Max on May 7, 2009. This press release is not a substitute for the definitive joint proxy statement/prospectus that IPC has filed with the SEC or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination.

Information about IPC’s directors and executive officers is available in the definitive joint proxy statement/prospectus filed with the SEC on May 7, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and executive officers is available in the amendment to its annual report on Form 10-K, filed with the SEC on April 1, 2009.

Contacts:

Media

The Abernathy MacGregor Group

Chuck Burgess, Mike Pascale or Allyson Morris

+1-212-371-5999

Investors

Innisfree M&A Inc.

Arthur Crozier

+1-212-750-5833